Exhibit 99.1

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional adviser.

NOTICE OF CHANGE

RELATING TO THE AMENDED OFFER BY

WWE EQUITY HOLDINGS INC.
AN INDIRECT SUBSIDIARY OF

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

TO PURCHASE ALL OF THE COMMON SHARES OF

WESTERN WIND ENERGY CORP.

FOR $2.60 IN CASH PER COMMON SHARE

The Board, acting upon the unanimous recommendation of the Special Committee, recommends that Shareholders REJECT the Amended Offer.

Shareholders are urged to read this Notice of Change and the Notice of Change to the Supplementary Directors’ Circular in their entirety.

Information contained in this Notice of Change relates to and modifies the Notice of Change to the Supplementary Directors’ Circular dated January 23, 2013 issued by the Board in connection with the offer made by WWE Equity Holdings Inc. dated November 26, 2012. This Notice of Change should be read in conjunction with the Notice of Change to the Supplementary Directors’ Circular.

February 4, 2013

NOTICE OF CHANGE

This Notice of Change amends and supplements the notice of change to the supplementary directors’ circular dated January 23, 2013 (the “Notice of Change to the Supplementary Directors’ Circular”) issued by the board of directors (the “Board of Directors” or “Board”) of Western Wind Energy Corp. (“Western Wind” or the “Company”) in connection with the unsolicited offer (as unamended, the “Offer”) by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) dated November 26, 2012 to acquire all of the issued and outstanding common shares (the “Shares” or the “Western Wind Shares”) of Western Wind in exchange for $2.50 in cash per Share, upon the terms and subject to the conditions set forth in the circular of the Offeror dated November 26, 2012 (the “Original Offeror Circular”), as amended and supplemented by a notice of change and variation dated January 28, 2013 (the Original Offering Circular, as amended and supplemented, the “Offeror Circular”).

This Notice of Change should be read together with the Notice of Change to the Supplementary Directors’ Circular. Capitalized terms used herein and not otherwise defined have the meanings given to such terms in the Notice of Change to the Supplementary Directors’ Circular.

All information provided in this Notice of Change relating to the Offeror, Brookfield Renewable and the Offer is derived from information contained in the Offeror Circular. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

All dollar references in this Notice of Change are in Canadian dollars, unless otherwise indicated.

Option Agreement

On February 3, 2013, the Company entered into an option agreement (the “Option Agreement”) with PBJL Energy Corporation (“PBJL”) for the sole and exclusive right and option (the "Option") to purchase rights held by PBJL under a Master Renewable Power Purchase and Operating Agreement (the "Master PPA") between PBJL and Puerto Rico Electric Power Authority (the "Power Authority"). Pursuant to the Master PPA, PBJL has the right to sell power from one or more solar energy facilities with a net aggregate capacity of up to 100 MWs in various locations in Puerto Rico (the "Project Rights") and the Power Authority has agreed to purchase all electricity produced from the locations in connection with the Project Rights. The power purchase agreements entered into under the Master PPA will have a tenure of 20 years and the projects must be online by December 31, 2015.

Pursuant to the Option Agreement, the Company has the exclusive right to acquire the Project Rights and all rights currently held by PBJL under the Master PPA upon making a payment of US$5,000,000. The Option may be exercised either by acquiring the shares of PBJL or the Project Rights including an assignment of the Master PPA. The Option will terminate upon the earlier of (i) September 30, 2013, if the closing of the Option has not occurred on or before that date; (ii) immediately at the sole discretion of PBJL, upon a "change of control" (as defined in the Option Agreement) of Western Wind which includes a transaction which is not supported by the Board of Directors or a material change in the composition of the Board of Directors of the Company. Unless the Offer is supported by the Board of Directors, the taking up of shares by the Offeror under the Offer will permit PBJL to terminate the Option.

The Company was able to acquire the Option for nominal consideration. PBJL is a private company principally owned by independent businessmen who from time to time provide consulting services to the Company. The US$5,000,000 payment will be paid by and at the sole discretion of the Board-approved purchaser of Western Wind.

The Company's ability to exercise the Option will be subject to the receipt of all required approvals. The Master PPA can be used on sites acquired or developed by third parties and, subject to meeting all stated conditions, the Power Authority is obligated to purchase the energy generated up to 100 MW. There is no obligation by PBJL to produce or build any facility.

The Project Rights and the Master PPA may represent an important asset of the Company and provide an opportunity to increase value during the sales process. The Amended Offer (defined below), as it was made before the entering into of the Option Agreement, does not ascribe any value to the Project Rights or the Master PPA. The Board of Directors is of the view that the acquisition of the Option is an example of current management's belief that it can deliver greater value to shareholders than represented by the Amended Offer, and that a Board-supported purchaser will have a substantial opportunity to own additional contracted PPA rights. The Option, if exercised by a Board-supported purchaser of Western Wind, will provide that purchaser access to a total of 295 MW of contracted PPAs rather than the current 195 MW.

The Amended Offer

On January 28, 2013, the Offeror announced that it had amended and supplemented the Offer in order to (a) increase the price payable under the Offer to $2.60 in cash for each Western Wind Share and (b) extend the expiry of the Offer from 5:00 p.m. (Toronto time) on January 28, 2013 to 5:00 p.m. (Toronto time) on February 11, 2013 (a statutory holiday in British Columbia), unless the Offer is further extended or withdrawn (the "Amended Offer").

The Company continues to pursue its application with the Ontario Securities Commission (the “OSC”) for an order requiring the Offeror to prepare and disclose the results of a formal valuation in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as part of the Offer.

Status of Sale Process

While the sale process remains open, no binding offer has been made as of the date of this Notice of Change. Brookfield Renewable acquired its interest in the Company after the announcement of the sale process. The Board of Directors is of the view that this was done to influence the sale process.

To date, the presence of the Offer in addition to Brookfield Renewable’s position as a significant shareholder of the Company has had a chilling effect on the sale process. The Special Committee and the Board of Directors continue to believe that the sale of the Company should proceed by way of an auction process unencumbered by the Offer. Management and the Board of Directors remain committed to a sale of the Company and delivering the superior value to its shareholders.

Discussions with Offeror

In the Notice of Change to the Supplementary Directors’ Circular, the Company provided information on certain discussions between the Company and Brookfield Renewable and an indication from Brookfield Renewable that an improvement to the Offer may have been possible. On January 24, 2013, Brookfield Renewable announced that it had terminated discussions regarding any alternative transactions to the Offer.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

After careful consideration, including a thorough review of the Amended Offer, as well as other factors including the Option Agreement, on February 3, 2013, the Special Committee and the Board of Directors both determined that they recommend that shareholders REJECT the Amended Offer.

The Board of Directors, upon the unanimous recommendation of the Special Committee, recommends that Shareholders REJECT the Amended Offer.

Shareholders are urged to consider the Amended Offer carefully, and to read this Notice of Change in its entirety before deciding whether to accept or reject the Amended Offer. Any Shareholder who is in doubt as to how to respond to the Amended Offer, including whether or not to tender or to withdraw his or her Shares, should consult his or her own investment dealer, tax advisor, lawyer or other professional advisor.

WESTERN WIND

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity in production in California and Arizona. In addition, Western Wind owns substantial development assets for solar and wind energy in the United States.

The Company owns and operates three wind energy generation facilities in California and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120-megawatt Windstar and the 4.5-megawatt Windridge facilities in Tehachapi and the 30-megawatt Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5-megawatt Kingman integrated solar and wind facility. The Company is developing further wind and solar energy projects in California, Arizona and Puerto Rico. If the Option is exercised, Western Wind will have access to a total of 295 MW of contracted PPA's.

Western Wind’s head office is located at Suite 1326 – 885 West Georgia Street, Vancouver, B.C., V6C 3E8. The Company also has branch offices in Scottsdale, Arizona and Tehachapi, California. The Company’s registered and records office is located at Suite 300 – 576 Seymour Street, Vancouver, B.C., V6B 3K1.

THE OFFEROR AND BROOKFIELD RENEWABLE

The Offeror was incorporated on August 22, 2012 under the Business Corporations Act (Ontario). The Offeror was formed for the purpose of the Offer and has not carried on any other business. The Offeror is an indirect subsidiary of Brookfield Renewable. The Offeror’s registered and records office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON, M5J 2T3.

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Brookfield Renewable’s common shares trade on the Toronto Stock Exchange under the symbol “BEP.UN”. Brookfield Renewable is a reporting issuer in all of the provinces and territories of Canada and its continuous disclosure documents are available online at www.sedar.com.

OTHER INFORMATION

As of the date hereof, except as disclosed in this Notice of Change or otherwise publicly disclosed, there is no information that is known to the directors or officers of Western Wind that would reasonably be expected to affect the decision of the Western Wind Shareholders to accept or reject the Offer.

STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Western Wind with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change and the delivery thereof have been approved and authorized by the Board of Directors.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained under the headings “Notice of Change” and “Recommendation of the Special Committee and the Board of Directors” of this Notice of Change, in addition to statements contained elsewhere in this Notice of Change, may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the exercise of the Option and value that might be derived from the Master PPA, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained, and the availability of a financially superior offer. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the ability to exercise the Option and realize value from the Master PPA, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained, may not be as anticipated by the Company, actions taken by Brookfield Renewable or the Offeror, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available on SEDAR at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that the Company will not be able to exercise the Option or obtain any value from the Master PPA, the risk that the outcome of a hearing before the OSC will not be in the Company’s favor, the results of the valuation, if obtained, will not be as anticipated by the Company, the progress of Western Wind’s sales process, and, assuming the Company receives an expression of interest from a prospective purchaser, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met. The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Notice of Change are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this Notice of Change. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

CERTIFICATE

February 4, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Western Wind Energy Corp.

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board